

JOHNSON EQUITY INCOME FUND

FOURTH QUARTER 2020





CONTENTS



REFINITIV LIPPER
FUND AWARDS

2020 WINNER
UNITED STATES



2020 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for “Best Fund over 3 Years” for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.



REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

Johnson Equity Income Fund

Johnson Investment Counsel, Inc.

Best Fund over 3 Years
Equity Income Funds

Robert Jenkins
HEAD OF RESEARCH

Pradeep Menon
MANAGING DIRECTOR,
GLOBAL HEAD OF INVESTING
AND ADVISORY

REFINITIV®
DATA IS JUST
THE BEGINNING™

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client’s experience. The award is not indicative of future performance and there is no guarantee of future investment success.



JOHNSON ASSET MANAGEMENT

EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA
Portfolio Strategy Team
Portfolio Manager, Principal
11 years

Bret Parrish, CFA
Portfolio Strategy Team
CIO Equities, Principal
28 years

Research Analysts

Chris Godby, CFA
Research Analyst:
Technology, Communication Services
13 years

Bryan Andress, CFA
Research Analyst:
Industrials, Energy, Materials, Utilities
7 years

William Jung, CFA
Portfolio Strategy Team
Research Analyst:
Financials
20 years

Joe Edelstein, CFA
Research Analyst:
Consumer Discretionary, Consumer Staples
16 years

Research Associates

Brad Morrissey
Research Associate
REITs
3 years

Joe Abbott
Research Associate
Health Care
2 year

Eric Bachus
Portfolio Strategy Team
Portfolio Manager Assistant
2 year

Team and years of experience as of 12/31/2020.



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income



WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.





High Quality Stocks vs. Low Quality Stocks (1999 to 2018)

14.0%
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
AVERAGE ANNUAL RETURN
13.2%
High Quality
6.7%
Low Quality
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
AVERAGE ANNUAL VOLATILITY

Excess Returns of High vs. Low Quality During Periods of Market Stress

EXCESS RETURNS VS RUSSELL 1000
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
17.1%
-34.0%
17.8%
-22.5%
22.4%
-14.8%
10.7%
-16.4%
High Quality
Low Quality
Tech Bubble
(8/2000 to 9/2002)
High Quality
Low Quality
Financial Crisis
(10/2007 to 2/2009)
High Quality
Low Quality
European Debt Crisis
(4/2011 to 9/2011)
High Quality
Low Quality
Trade and Fed Fears
(9/2018 to 12/2018)

Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.

SOURCE: FACTSET

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2020)*



Reduced Volatility Leads to Superior Compounding



JOHNSON ASSET MANAGEMENT

DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.

Growth of $10,000 Invested in S&P 500 for 30 Years (1991 to 2020)



250000
200000
150000
100000
50000
0
$210,651
$113,744
1991
1995
1999
2003
2007
2011
2015
2019
Price Only
Total Return

Median Percentage of Cumulative Return from Dividends and Dividend Reinvestment (1950 – 2020)*



CUMULATIVE DIVIDEND YIELD %
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
16%
28%
35%
43%
58%
68%
1 Year
3 Years
5 Years
10 Years
20 Years
30 Years
ROLLING TIME PERIODS

SOURCE: BLOOMBERG

*Data as of 1/31/1950 – 12/31/2020; based on S&P 500 returns

7



INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe
» Market cap over $1 billion
» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
» Social responsibility criteria

Quality Review
» Strong management team
» Sustainable competitive advantage
» Strong balance sheet
» High quality earnings stream

Valuation Discipline
» Securities will not be purchased unless there is a compelling valuation opportunity
» Primary tool is discounted cash flow

Portfolio Risk
» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio
» Diversified portfolio of 40-60 securities



INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team	• Detailed financial modeling
• Superior industry fundamentals	• Discounted cash flow analysis
• Sustainable competitive advantage	• Relative valuation versus sector, industry and peers
• Balance sheet strength	• Industry specific measures
• High quality of earnings	

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION

TEAM DISCUSSION

INVESTMENT DECISION



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed



PORTFOLIO CHARACTERISTICS

COMMENTARY

» Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (both earnings and balance sheet quality)

» Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.94	1.00
YIELD	1.81%	1.63%
FORWARD EV/EBITDA	22.66	19.26
MEDIAN 3 YEAR CFROI	19.74%	16.87%
MARKET CAPITALIZATION (BILLIONS)	$250.75	$477.69
% OF PORTFOLIO HOLDINGS WITH S&P EARNINGS QUALITY OF A- OR HIGHER*	55.3%	34.4%
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	62.2%	32.3%

Note: _Portfolio weights as of 12/31/2020_

*Excludes unranked stocks

» SOURCE: FACTSET, BLOOMBERG, HOLT

RELATIVE SECTOR ALLOCATION



■ S&P 500 ■ Johnson Equity Income Fund

PERFORMANCE



JOHNSON EQUITY INCOME FUND
(periods ending 12/31/2020)



ANNUAL RETURNS

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
JOHNSON EQUITY INCOME FUND	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%	2.59%
S&P 500	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%	2.11%
LIPPER EQUITY INCOME INDEX	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%	28.70%	13.70%	2.66%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

≫SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

PERFORMANCE VS. PEER UNIVERSE


Johnson Equity Income Fund vs Lipper Equity Income Funds Universe
RETURN
16%
12%
8%
4%
0%
- 4%
- 8%
YTD
3 Years
5 Years
7 Years
10 Years
JOHNSON EQUITY INCOME FUND
LIPPER EQUITY INCOME IX
S&P 500
5TH TO 25TH PERCENTILE
25TH PERCENTILE TO MEDIAN
MEDIAN TO 75TH PERCENTILE
75TH TO 95TH PERCENTILE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 12/31/2020. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.

SOURCE: ZEPHYR



THANK YOU

JOHNSONASSET.COM   » CINCINNATI

513.389.2770   » CHICAGO





IMPORTANT DISCLOSURES

Disclosure: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.



JOHNSON EQUITY INCOME FUND

FOURTH QUARTER 2020



Company Name

Date



PRESENTERS AND FIRM OVERVIEW

Charles Rinehart, CFA, CAIA
MANAGING DIRECTOR, PORTFOLIO MANAGER

Brandon Zureick, CFA
DIRECTOR, PORTFOLIO MANAGER

Johnson Asset Management is a national investment management firm based in Cincinnati, Ohio. We are an independent, 100% employee-owned firm with over $5.1 billion in institutional assets under management and over $15 billion* in total firm wide assets under management.

Quality is the foundation of the Johnson approach, and we seek to invest with companies making smart capital allocation decisions. The Johnson Equity Income Fund consists of large cap stocks with attractive valuations, shareholder yields, and quality characteristics. The portfolio management team implements a fundamental bottom-up process to build a portfolio designed for consistent outperformance over the benchmark with less volatility.

*Assets as of 12/31/2020



CONTENTS



REFINITIV LIPPER FUND AWARDS

2020 WINNER
UNITED STATES

JOHNSON
ASSET MANAGEMENT

2020 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for “Best Fund over 3 Years” for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.



REFINITIV LIPPER
FUND AWARDS
2020 WINNER
UNITED STATES

Johnson Equity Income Fund

Johnson Investment Counsel, Inc.

Best Fund over 3 Years
Equity Income Funds

Robert Jenkins
HEAD OF RESEARCH

Pradeep Menon
MANAGING DIRECTOR, GLOBAL HEAD OF INVESTING AND ADVISORY

REFINITIV®
DATA IS JUST THE BEGINNING™

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client’s experience. The award is not indicative of future performance and there is no guarantee of future investment success.



A STABLE FIRM BUILT FOR OUR CLIENT'S NEEDS

» Founded in 1965

» Based in Cincinnati, Ohio with a satellite office in Chicago, IL

» Division of Johnson Investment Counsel

» Independent and 100% employee-owned

» Over $5.1 billion in institutional assets under management—over $15 billion in total firm assets under management*

"Tim Johnson founded the firm on the idea of merging proven portfolio management with his genuine interest in helping people and institutions."

- Jason Jackman, CFA, President & Chief Investment Officer

*Assets as of 12/31/2020



INSTITUTIONAL ASSETS & CAPABILITIES

Institutional Accounts by Client Type:



Sub-Advisory/
Insurance
9%

Higher
Education
15%

Corporate
21%

Public
Funds
14%

Foundation &
Endowment
31%

Taft-Hartley
10%

Equity Investment Strategies

- Equity Income
- SMID Cap Core Equity
- Enhanced Index

Fixed Income Investment Strategies

- Short Duration Fixed Income
- Intermediate Fixed Income
- Core Fixed Income
- Long Duration Fixed Income
- Custom Liability-Driven Investment

Available Investment Vehicles

- Separate Accounts
- Mutual Funds



EQUITY INCOME INVESTMENT TEAM

| Charles Rinehart, CFA, CAIA
Portfolio Strategy Team
Portfolio Manager, Principal
11 years | Bret Parrish, CFA
Portfolio Strategy Team
CIO Equities, Principal
28 years |

| Research Analysts | | Research Associates |

| Chris Godby, CFA
Research Analyst:
Technology, Communication Services
13 years | Bryan Andress, CFA
Research Analyst:
Industrials, Energy, Materials, Utilities
7 years | Brad Morrissey
Research Associate
REITs
3 years |

| William Jung, CFA
Portfolio Strategy Team
Research Analyst:
Financials
20 years | Joe Edelstein, CFA
Research Analyst:
Consumer Discretionary, Consumer Staples
16 years | Joe Abbott
Research Associate
Health Care
2 year |

Eric Bachus
Portfolio Strategy Team
Portfolio Manager Assistant
2 year

Team and years of experience as of 12/31/2020.



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income

WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.



High Quality Stocks vs. Low Quality Stocks (1999 to 2018)



Excess Returns of High vs. Low Quality During Periods of Market Stress

Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.

❯ SOURCE: FACTSET

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2020)*



Reduced Volatility Leads to Superior Compounding

*Data is based on price returns and does not include dividends

❯ SOURCE: FACTSET, BLOOMBERG

9



DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.



Growth of $10,000 Invested in S&P 500 for 30 Years (1991 to 2020)



Median Percentage of Cumulative Return from Dividends and Dividend Reinvestment (1950 – 2020)*

❯ SOURCE: BLOOMBERG

Data as of 1/31/1950 – 12/31/2020; based on S&P 500 returns



INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe

» Market cap over $1 billion

» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction

» Social responsibility criteria

Quality Review

» Strong management team

» Sustainable competitive advantage

» Strong balance sheet

» High quality earnings stream

Valuation Discipline

» Securities will not be purchased unless there is a compelling valuation opportunity

» Primary tool is discounted cash flow

Portfolio Risk

» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio

» Diversified portfolio of 40-60 securities



INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team • Superior industry fundamentals • Sustainable competitive advantage • Balance sheet strength • High quality of earnings	• Detailed financial modeling • Discounted cash flow analysis • Relative valuation versus sector, industry and peers • Industry specific measures

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → TEAM DISCUSSION → INVESTMENT DECISION



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed



JOHNSON
ASSET MANAGEMENT

PORTFOLIO CHARACTERISTICS

COMMENTARY

- Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (both earnings and balance sheet quality)
- Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.94	1.00
YIELD	1.81%	1.63%
FORWARD EV/EBITDA	22.66	19.26
MEDIAN 3 YEAR CFROI	19.74%	16.87%
MARKET CAPITALIZATION (BILLIONS)	$250.75	$477.69
% OF PORTFOLIO HOLDINGS WITH S&P EARNINGS QUALITY OF A- OR HIGHER*	55.3%	34.4%
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	62.2%	32.3%

RELATIVE SECTOR ALLOCATION

Utilities
Real Estate
Materials
Information Technology
Industrials
Health Care
Financials
Energy
Consumer Staples
Consumer Discretionary
Communication Services
0.00% 5.00% 10.00% 15.00% 20.00% 25.00% 30.00%
S&P 500
Johnson Equity Income Fund

Note: Portfolio weights as of 12/31/2020

**Excludes unranked stocks*

SOURCE: FACTSET, BLOOMBERG, HOLT





PERFORMANCE

REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

JOHNSON EQUITY INCOME FUND
(periods ending 12/31/2020)



	1 Year	3 Year	5 Year	Since Inception
JEQIX	12.24%	13.56%	15.48%	9.72%
S&P 500	18.40%	14.18%	15.22%	9.88%
LIPPER EQUITY INCOME INDEX	4.72%	7.31%	10.47%	7.49%

■ JEQIX   ■ S&P 500   ■ LIPPER EQUITY INCOME INDEX

ANNUAL RETURNS

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
JOHNSON EQUITY INCOME FUND	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%	2.59%
S&P 500	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%	2.11%
LIPPER EQUITY INCOME INDEX	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%	28.70%	13.70%	2.66%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

≫SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

PERFORMANCE VS. PEER UNIVERSE

Johnson Equity Income Fund vs Lipper Equity Income Funds Universe



■ JOHNSON EQUITY INCOME FUND

● LIPPER EQUITY INCOME IX

◆ S&P 500

☐ 5TH TO 25TH PERCENTILE

☐ 25TH PERCENTILE TO MEDIAN

☐ MEDIAN TO 75TH PERCENTILE

☐ 75TH TO 95TH PERCENTILE

Note: *Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 12/31/2020. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.*



QUESTIONS?

PLEASE CONTACT:

Brandon Zureick, CFA
DIRECTOR, PORTFOLIO MANAGER
D: 513.661.3100
BZUREICK@JOHNSONASSET.COM

JOHNSONASSET.COM

513.389.2770

» CINCINNATI

» CHICAGO





JOHNSON
ASSET MANAGEMENT

IMPORTANT DISCLOSURES

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.